Algonquin Power & Utilities Corp. Completes Acquisition of
New York American Water Company, Inc.

OAKVILLE, Ontario –January 3, 2022 – Algonquin Power & Utilities Corp. ("AQN” or the “Company”) (TSX/NYSE:AQN) today announced that Liberty Utilities (Eastern Water Holdings) Corp. , a wholly-owned subsidiary of AQN’s regulated utility operating subsidiary, Liberty Utilities Co. (“Liberty”), has successfully completed the previously-announced acquisition of New York American Water Company, Inc. (“New York American Water”) from American Water Works Company, Inc. for a purchase price of approximately $608 million.
Headquartered in Merrick, NY, New York American Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York. New York American Water’s operations include approximately 1,270 miles of water mains and distribution lines, with 98% of customers in Nassau County on Long Island.
"We are pleased to complete this important water utility acquisition, and to bring New York American Water’s employees and customers into the Liberty family," said Arun Banskota, President and Chief Executive Officer of AQN. "Since announcing the transaction, we have been working closely with the New York American Water team and local authorities and regulators in an effort to facilitate a smooth transition of services, and to understand the needs of our customers in these communities. We have a strong track record as a water utility owner and operator, and we are eager to bring that expertise to Long Island.”
Under Liberty’s operating model, local operations teams will be empowered to deliver the safe and reliable service that customers expect. To that end, Liberty plans to bring the customer service function back to Long Island, which is expected to increase local employment and improve the quality of service provided to customers.
All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding the expected operating model at New York American Water, including the plan to bring the customer service function to Long Island, with the resultant expectation that local employment will increase and customer service will improve. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they rely upon assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion and Analysis and Annual Information Form for the year ended December 31, 2020, and in AQN's Management Discussion & Analysis for the three months and nine months ended September 30, 2021, each of which is available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500